UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
_________________________

Corinthian Colleges, Inc.
(Name of Issuer)
_______________________

COMMON STOCK, Par Value $0.0001 Per Share
(Title of Class of Securities)
________________________

21886810

(CUSIP Number)
________________________

Veronica Dillon, Esq.
The Washington Post Company
1150 15th Street
N.W. Washington, D.C. 20071
(202) 334-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

____________________________________________________

February 6th, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90342V 10 9

(1)	NAME OF REPORTING PERSONS The Washington Post Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. #53-0182885
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,885,000
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER 6,885,000
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,885,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Corinthian Colleges, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 6 Hutton Centre Drive, Suite 400, Santa Ana, California 92707.

Item 2.	Identity and Background

(a) - (c); (f)

(a) The name of the person filing this statement is The Washington Post Company, a Delaware corporation (the “Company”).

(b) The address of the principal office and principal business of the Company is 1150 15th Street, N.W. Washington, D.C. 20071.

(c) The Company is a diversified education and media company.  Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of the Company’s directors and executive officers, as of the date hereof.  Other than such directors and executive officers, including our chairman, Mr. Donald E. Graham, in his capacity as a shareholder of the Company, there are no persons controlling the Company.

(d) During the past five years, neither the Company nor, to the Company’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the past five years, neither the Company nor, to the Company’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The Company has acquired, in the aggregate, 6,885,000 shares of Issuer Common Stock (the “Subject Shares”) for an aggregate purchase price of $59,739,835.87.  All acquisitions of the Subject Shares were made through purchases on the open market.  The funds used by the Company to purchase the Subject Shares consisted entirely of working capital.

Item 4.	Purpose of Transaction

On February 6, 2008, the Company's beneficial ownership of Issuer Common Stock first exceeded 5% of the Issuer's outstanding Common Stock.  The Company purchased the Subject Shares for investment purposes after determining that such purchases represented an attractive investment opportunity.  Except as set forth herein, the Company currently has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  The Company may, from time to time, acquire additional Issuer Common Stock, or dispose of some or all Subject Shares, depending upon price, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Company owns 6,885,000 shares of Issuer Common Stock, as defined above as the Subject Shares.  The Subject Shares constitute 8.1% of the issued and outstanding shares of Issuer Common Stock, based upon disclosure in the Issuer’s most recent  Form 10-Q that there were 85,091,522 shares of Issuer Common Stock issued and outstanding as of January 28, 2008.  The Company has the sole power to vote and dispose of the Subject shares.

(c) Schedule B attached hereto lists all transactions in the Issuer Common Stock during the past sixty days by the Company.  To the Company's knowledge, no person named in Schedule A has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WASHINGTON POST COMPANY
by	/s/ Veronica Dillon
Name: Veronica Dillon, Esq. Title: Vice President, General Counsel and Secretary

SCHEDULE A

The following is a list of the directors and executive officers of The Washington Post Company, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of The Washington Post Company

Name	Position	Present Principal Occupation	Business Address

Donald E. Graham	Chairman, Board of Directors; Member, Finance Committee; Member, Executive Committee	Chairman, Board of Directors; Chief Executive Officer, The Washington Post Company	The Washington Post Company 1150 15th Street, N.W. Washington, D.C. 20071

Lee C. Bollinger	Director; Member, Compensation Committee	President, Columbia University	Columbia University in the City of New York 2960 Broadway New York, NY 10027

Warren E. Buffett	Director; Member, Finance Committee; Member, Executive Committee	Chairman of the Board, Berkshire Hathaway Inc.	Berkshire Hathaway Inc. 1440 Kiewit Plaza Omaha, NE 68131

Christopher C. Davis	Director; Member, Audit Committee	Chairman, Davis Selected Advisers, L.P. an investment counseling firm	Davis Selected Advisers, L.P. 609 Fifth Avenue 11th Floor New York, NY 10017

Name	Position	Present Principal Occupation	Business Address

Barry Diller	Director; Member, Compensation Committee; Member, Finance Committee	Chairman and Chief Executive Officer, IAC/InterActiveCorp; Chairman, Expedia, Inc.	IAC/InterActiveCorp 555 West 18th Street New York, NY 10011

John L. Dotson Jr.	Director; Member, Audit Committee; Member, Compensation Committee	Retired, President and Publisher, Akron Beacon-Journal	The Washington Post Company 1150 15th Street, N.W. Washington, D.C. 20071

Melinda French Gates	Director;	Co-Founder, Bill & Melinda Gates Foundation	Bill & Melinda Gates Foundation PO Box 23350 Seattle, WA 98102

Thomas S. Gayner	Director; Member, Audit Committee	Executive Vice President and Chief Investment Officer, Markel Corporation	Markel Corporation 4521 Highwoods Parkway Glenn Allen, VA 23060

Anne M. Mulcahy	Director;	Chairman of the Board and Chief Executive Officer, Xerox Corporation	Xerox Corporation P.O. Box 4505 45 Glover Avenue Norwalk, CT 06856

Ronald L. Olson	Director; Member, Compensation Committee	Attorney, Member of Munger, Tolles & Olsen LLP, a law firm	Munger, Tolles & Olsen LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071

Richard D. Simmons	Director; Member, Audit Committee; Member, Finance Committee	Retired, President and Chief Operating Officer, The Washington Post Company	The Washington Post Company 1150 15th Street, N.W. Washington, D.C. 20071

SCHEDULE A

Executive Officers of The Washington Post Company

Name	Position

Donald E. Graham	Chairman of the Board of Directors; Chief Executive Officer

Veronica Dillon	Vice President, General Counsel and Corporate Secretary

Ann L. McDaniel	Vice President-Human Resources

John B. Morse, Jr.	Vice President-Finance

Gerald M. Rosberg	Vice President-Planning and Development

SCHEDULE B

The following sets forth information regarding all transactions by the Company with respect to Issuer Common Stock during the past sixty (60) days. All such transactions were effected in the open market.

Date Purchased	No. of Shares Purchased	Average Purchase Price ($/Share)*	Transaction Type
1/22/2008	87,600	$7.6653	Acquisition
1/23/2008	593,000	$7.6839	Acquisition
1/24/2008	569,400	$7.9695	Acquisition
1/25/2008	356,555	$8.0555	Acquisition
1/28/2008	171,245	$8.1915	Acquisition
1/29/2008	634,500	$8.7222	Acquisition
1/30/2008	608,842	$8.4450	Acquisition
1/31/2008	220,968	$8.3625	Acquisition
2/1/2008	326,241	$8.7648	Acquisition
2/4/2008	271,649	$9.2824	Acquisition
2/5/2008	387,700	$9.1351	Acquisition
2/6/2008	594,266	$9.0724	Acquisition
2/7/2008	367,588	$9.0166	Acquisition
2/8/2008	214,115	$9.3142	Acquisition
2/11/2008	76,307	$9.4546	Acquisition
2/12/2008	43,424	$9.4608	Acquisition
2/13/2008	850,000	$9.0154	Acquisition
2/14/2008	115,600	$8.7422	Acquisition

* Average purchase price excludes commissions.